Filed by Illumina, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.
Commission File No.: 333-250941

The following is a transcript of the Q4 2020 earnings conference call hosted by Illumina, Inc. (the “Company”) on February 11, 2021.

CORPORATE PARTICIPANTS

Francis A. deSouza Illumina, Inc. - CEO, President & Director

Juliet Cunningham Illumina, Inc. - VP of IR

Sam A. Samad Illumina, Inc. - CFO & Senior VP

CONFERENCE CALL PARTICIPANTS

Daniel Gregory Brennan UBS Investment Bank, Research Division - Senior Equity Research Analyst of Healthcare Life Sciences

Derik De Bruin BofA Securities, Research Division - MD of Equity Research

Doug Schenkel Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Patrick Bernard Donnelly Citigroup Inc. Exchange Research - Research Analyst

Puneet Souda SVB Leerink LLC, Research Division - MD of Life Science Tools & Diagnostics and Senior Research Analyst

Sung Ji Nam BTIG, LLC, Research Division - Director and Life Science & Diagnostic Tools Analyst

Tejas Rajeev Savant Morgan Stanley, Research Division - Equity Analyst

Tycho W. Peterson JPMorgan Chase & Co, Research Division - Senior Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Fourth Quarter 2020 Illumina Earnings Conference Call. (Operator Instructions) Please be advised that today's conference is being recorded. (Operator Instructions)

I would now like to introduce your host for today's conference call, Ms. Juliet Cunningham, VP, Illumina, Investor Relations.

Juliet Cunningham - Illumina, Inc. - VP of IR

Good afternoon, everyone, and welcome to our earnings call for the fourth quarter and full year 2020. During the call today, we will review the financial results released after the close of market and offer commentary on our commercial activity, after which we'll host a question-and-answer session. If you have not had a chance to review the earnings release, it can be found in the Investor Relations section of our website at illumina.com.

Participating for Illumina today will be Francis deSouza, CEO; and Sam Samad, CFO. Francis will provide an update on the state of Illumina's business, and Sam will review our financial results.

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The call today is being recorded and the audio portion will be archived in the Investors section of our website. It is our intent that all forward-looking statements regarding our financial results and commercial activity made during today's call will be protected under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties. Actual events or results may differ materially from those projected or discussed. All forward-looking statements are based upon current available information, and Illumina assumes no obligation to update these statements. To better understand the risks and uncertainties that could cause actual results to differ, we refer you to the documents that Illumina files with the Securities and Exchange Commission, including Illumina's most recent Forms 10-Q and 10-K.

With that, I'll now turn over the call to Francis.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Thank you, Juliet. Good afternoon, everyone. Illumina had a strong finish to 2020, with both revenue and orders setting new records. Fourth quarter revenue of $953 million was up 20% sequentially from the third quarter. Sequencing instruments grew 29% quarter-over-quarter. We also booked the second-highest NovaSeq units during the fourth quarter, primarily driven by the August launch of our v1.5 reagents. v1.5 resulted in higher  new customer growth as well as additional HiSeq conversions. NovaSeq continues to be the market-leading sequencer as it enters its 5th year since launch.

Full year 2020 revenue of $3.2 billion declined 9% year-over-year, with the largest impact in the pandemic in the second quarter. Our business accelerated in the second half of the year, growing 17% compared to the first half. In 2020, we shipped more than 2,000 sequencing systems, setting another record for mid-throughput shipments and added more than 700 new customers, which exceeded our expectation.

I'd like to share some fourth quarter highlights by platform, starting with our high throughput systems. NovaSeq consumable pull-through was at its highest level of the year at over $1.2 million per instrument. We expect NovaSeq pull-through to continue at pre-pandemic levels of $1.1 million to $1.2 million per year in 2021. The NovaSeq v1.5 reagent introduction is catalyzing a new wave of high-throughput customers as a $600 genome became a reality for labs of any size. In fact, over half our NovaSeq system orders in 2020 were to new high-throughput customers. This includes customers like Argentina's Ministry of Health, which purchased NovaSeq for infectious disease research.

v1.5 introduction also accelerated the purchasing timeline for CellCarta, a contract research organization and a new to high-throughput customer who plans to use their NovaSeq to support oncology clinical trials. The v1.5 reagents are also strengthening the economic case for legacy HiSeq customers to upgrade, like the University of Oregon who is using NovaSeq for large, single cell and epigenetic studies. We ended the year with about 1,000 active HiSeq units. And in 2021, we expect continued HiSeq to NovaSeq adoption among the 320 customers yet to transition.

Moving to mid-throughput. 2020 marked the second consecutive year of record placements, and the mid-throughput segment continues to provide durable growth in our core business. Fourth quarter strength was primarily driven by the successful launches of NextSeq 1000 and 2000, which also drove an increase in mid-throughput consumables revenue for the full year. Looking ahead, we expect continued NextSeq expansion in 2021, particularly in the clinical segment. Notably, we received NMPA approval in China for NextSeq Dx, driving demand in local hospitals and applications like oncology and infectious disease testing. We expect this approval to drive NextSeq Dx placements and further increase our clinical presence in 2021.

We added more than 500 new low-throughput customers in 2020, bringing our total to more than 6,100 customers worldwide. Our platforms hold the largest set of flow cell configurations and enable the most expansive set of supported methods with run times as fast as 5 hours. In the fourth quarter, we had record low-throughput consumable revenue driven by customers like Invitae with products in development using MiSeq Dx.

I'll now provide updates on our clinical and research and applied segments. Total sequencing consumables revenue of $2 billion was down 2% year-over-year, reflecting the impact of the pandemic on academic and research institutions. By the fourth quarter of 2020, clinical sequencing run rates actually exceeded pre-pandemic levels, and research run rates also returned to normalized pre-pandemic volumes. It was great to see how our customers successfully rebounded under these challenging circumstances. More than 43% of our sequencing consumable shipments in 2020 were to clinical customers, which includes testing for oncology, reproductive health and genetic disease. Clinical testing proved durable during the pandemic, with clinical consumables growing about 8% year-over-year to approximately $890 million in 2020. And in the fourth quarter, clinical consumables growth accelerated to over 20% year-over-year.

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In clinical, I'll highlight first the tremendous progress made in market access and reimbursement. We believe recent landmark coverage decisions will drive greater adoption of next-generation sequencing to new levels over the next several years. In oncology, 205 million lives are now covered for tumor-comprehensive genomic profiling in the U.S. And with an increasing number of targeted oncology therapies, we expect CGP to grow to be a $1 billion-plus market by 2026. Additionally, Germany recently started covering tumor CGP and whole exome and whole genome for rare and undiagnosed genetic disease without restrictions. This means that 73 million lives will have better access to CGP and whole exome and whole genome testing. In reproductive health, with multiple large payers expanding coverage for all pregnancies, we expect NIPT coverage in the U.S. to exceed 3 million pregnancies by the end of 2021. And finally, whole genome sequencing coverage for genetic disease testing increased tenfold in 2020. And we expect WGS to become the standard of care in genetic disease as awareness and reimbursement continues to grow.

With these positive reimbursement trends as a backstop, I will now discuss our clinical focus areas in a little more detail. Oncology testing continues to represent approximately 20% of total sequencing consumables, and it grew year-over-year driven by companies like Guardant Health who expanded its mobile phlebotomy services to help patients access its Guardant360 liquid biopsy test during the pandemic. This also includes Genomic Hubs in the NHS that adopted NovaSeq comprehensive genomic profiling as a standard of care in the U.K. And oncology centers like Florida Cancer Specialists, a private community oncology and hematology practice, with nearly 100 offices throughout Florida. Florida Cancer Specialists purchased multiple NextSeq Dx systems in 2020 to run Illumina's TruSight Oncology 500 assay in its new lab. Reproductive health represented about 12% of sequencing consumables, with revenue and samples for our end-to-end VeriSeq NIPT solution growing over 20% in 2020.

Lastly, about 10% of our sequencing consumables revenue is related to genetic disease testing. Customers continue to choose Illumina's highly accurate and scalable sequencers as their platform of choice in this area. For example, the recent collaboration between Weill Cornell Medicine and New York-Presbyterian Hospital, in partnership with the New York Genome Center, will use Illumina technology for clinical WGS in areas like cardiovascular, metabolic and neurodegenerative diseases.

Turning to our research and applied segment. Revenue of approximately $1.2 billion represented just under 57% of our sequencing consumable shipments and was lower by about 6% year-over-year as customers were impacted by the pandemic. Research accelerated in the second half, growing 20% compared to the first half as researchers return to their labs. This segment includes research in oncology and genetic disease as well as population genomic and research initiatives. Our sequencers enabled programs like KDNA, a large-scale Korean project aiming to sequence 1 million genomes by 2030. A service provider consortium, standardized on Illumina technology, won the competitive tender based on NovaSeq's superior technical evaluation. The program plans to complete a 7,500-genome Phase I by the end of the year.

The NHS commenced a phased rollout for whole genome sequencing in the fourth quarter for selected rare disease and cancer patients as part of their routine care. Once this live clinical testing phase is complete, we expect the whole genome sequencing service to further ramp in the spring. We expect the All of Us program to continue to scale this year. And the NIH anticipates releasing de-identified data from 100,000 sequence and array genotype samples to its research portal by the end of 2021.

Finally, as a leading innovator, Illumina remains steadfast in the defense of our intellectual property globally. We received injunctions against BGI for patent infringement in the U.S., Germany, U.K., Spain, Sweden and Finland. We remain confident that our IP portfolio affords strong protection for Illumina's innovation now and well into the future.

And now I'll turn it over to Sam.

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Thank you, Francis. As Francis discussed, we had record fourth quarter revenue that grew slightly year-over-year to $953 million driven by 1% growth in sequencing, offset by an 8% decline in microarrays.

Total sequencing revenue reached a record of $846 million, which represented 89% of total revenue in the fourth quarter of 2020 and grew 19% sequentially. Sequencing consumables revenue grew 5% compared to the prior year period and 20% sequentially. Sequencing instruments revenue was roughly flat year-over-year and grew 29% sequentially. And sequencing service and other was down 15% compared to the prior year period due to IVD partnership revenue recognized last year.

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Moving to regional results. The Americas revenue grew 14% sequentially. Revenue in the region was 2% lower compared to the prior year quarter, which was primarily driven by onetime technology access fees for an IVD partnership and lower DTC revenue. These items were partially offset by sequencing consumables. The Americas had record sequencing product revenue in the fourth quarter driven by clinical customers.

EMEA delivered record revenue of $285 million, representing 34% sequential growth and 2% growth year-over-year, driven by strong instrument revenue from NovaSeq. We also saw certain customers in emerging countries taking their first NovaSeq shipments.

Greater China grew 16% sequentially and 3% year-over-year to $96 million and had its highest sequencing instrument revenue quarter since 2017 driven in part by growing demand in hospitals. Subsequent to Q4, we also announced the Sequoia Capital China genomics incubator, which builds on our other incubator efforts in Silicon Valley and the U.K. Together, we will partner with leading entrepreneurs in China to build genomic start-up companies that create breakthrough genomics applications and clinical sequencing solutions.

Finally, APJ revenue of $77 million was up 24% sequentially and up 5% from the prior year period. For the full year, the region was roughly flat compared to 2019 with full year growth in sequencing consumables.

Moving to gross margin and operating expenses. I will highlight non-GAAP results, which includes stock-based compensation. I encourage you to review the GAAP reconciliation of these non-GAAP measures, which can be found in today's release and the supplementary data available on our website. Please note that all subsequent references to net income and earnings per share refer to the results attributable to Illumina shareholders.

As expected, non-GAAP gross margin of 66.9% decreased approximately 50 basis points sequentially. Year-over-year, fourth quarter non-GAAP gross margin was down 330 basis points, primarily due to a onetime inventory write-down in Q4, onetime IVD partnership revenue in the year ago quarter and higher freight costs related to COVID-19. Non-GAAP operating expenses of $439 million were up $74 million sequentially, as expected, reflecting the extra week in the fourth quarter, variable compensation expenses and other investments. Non-GAAP operating margin was 20.9%, down from 21.4% in the third quarter. Non-GAAP other income of $20 million was $13 million higher sequentially due to gains on short-term investments sold as we repositioned our investment portfolio for the anticipated funding of the GRAIL acquisition.

The non-GAAP tax rate of 18.4% was up from last quarter due to a discrete charge related to a tax structure initiative in the fourth quarter. The sequential increase of our tax rate in Q4 was also impacted by discrete tax benefits in the third quarter of 2020 related to prior year return adjustments.

For the fourth quarter of 2020, GAAP net income was $257 million or $1.75 per diluted share, and non-GAAP net income was $179 million or $1.22 per diluted share.

Moving to cash flow and balance sheet items. Cash flow from operations was $406 million. DSO is 50 days compared to 53 days last quarter driven by revenue linearity. Fourth quarter capital expenditures were $62 million, and free cash flow was $344 million. We repurchased $280 million of stock in the fourth quarter. We ended the year with approximately $3.5 billion in cash, cash equivalents and short-term investments. Our weighted average diluted share count for the quarter was 147 million.

Moving now to 2021 guidance. We expect full year 2021 revenue to grow in the range of 17% to 20% or $3.79 billion to $3.89 billion, representing an increase of approximately $599 million at the midpoint. For the full year of 2021, at the midpoint of our revenue guidance range, we expect sequencing revenue to grow approximately 20%. This includes sequencing consumable growth of around 20%. We expect sequencing system revenue to grow 33% year-over-year driven by placements of NovaSeq due to continued HiSeq conversions and the adoption of v1.5 reagents as well as placements of NextSeq due to NextSeq 2000 and DX demand and arrays to grow approximately 5% compared to 2020.

We expect full year non-GAAP gross margin to modestly improve from 2020, reflecting increased leverage from higher volumes and cost savings initiatives, partially offset by product mix and IVD partnership revenue in the first quarter of 2020. We expect 2021 operating margin to be approximately 24%. As volumes increase and freight charges normalize, we expect both gross and operating margins to improve in the second half of 2021 and be above the full year average.

We expect other income to be about $40 million lower than 2020 due to the gains in the fourth quarter of 2020, lower interest rates and shorter duration investments in anticipation of the close of the GRAIL acquisition. We expect GAAP earnings per share to be in the range of $4.76 to $5.01 and non-GAAP earnings per share in the range of $5.10 to $5.35. And we expect diluted shares outstanding in 2021 to be approximately 147 million.

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Moving to the first quarter of 2021, we are raising our previous expectations, and we now expect high single-digit revenue growth compared to the first quarter of 2020. We expect sequential improvement in non-GAAP gross margin; sequential decline in non-GAAP operating expenses, similar to historical seasonality; non-GAAP other income to be significantly lower compared to the fourth quarter of 2020 due to the onetime gain on short-term investments previously discussed and, as a result, we expect non-GAAP EPS to be slightly higher compared to the fourth quarter of 2020.

I'll hand the call back over to Francis for his final remarks.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

We're off to a strong start in 2021. We're seeing strength in our core business and are playing an essential role in the emerging surveillance effort necessary to fight the pandemic. In the past couple of months, as new, more dangerous SARS-CoV-2 variants have emerged, there has been a growing recognition of the need for COVID surveillance around the globe, with countries like the U.K., Australia, Canada and Germany leading the way in deploying national surveillance infrastructures. In the U.S. The proposed budget package contains $1.75 billion for the CDC to conduct, expand and improve activities to sequence genomes, identify mutations and survey the transmission of viruses, including SARS-CoV-2.

Sequencing-based surveillance is one of the key elements in the fight against this pandemic. And it's also becoming clear that sequencing and surveillance are becoming mainstream in the defense against infectious disease. This global surveillance infrastructure being built right now will be instrumental in identifying future outbreaks, including coronaviruses, antimicrobial resistance and bioterrorism. Illumina is proud to be at the forefront of this important work.

We'd also like to congratulate Nobel Laureate and Illumina Board member, Dr. Frances Arnold, who was named as Co-Chair of the U.S. President's Council of Advisors in Science and Technology. We believe the recent appointment of highly experienced scientists signal the administration's  focus on science, including genomics, to improve life in the U.S. for everyone.

Finally, we continue to expect to close the GRAIL acquisition in the second half of this year, enabling us to help accelerate the adoption of early cancer detection screening and opening up the largest application for genomics by far. We're looking forward to GRAIL launching Galleri in Q2.

We see a vast number of opportunities ahead of us. And there has never been a more exciting time to be in genomics and at Illumina. Now I'll invite the operator to open up for Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And your first question comes from Dan Brennan with UBS.

Daniel Gregory Brennan - UBS Investment Bank, Research Division - Senior Equity Research Analyst of Healthcare Life Sciences

Great. I had 2-part question, Francis. I guess the first one, really for Sam, was just on the earnings guidance for next year. It includes a substantial amount of OpEx spending and really not getting much leverage so I'm hoping you can walk through that a little bit because the initial guide kind   of surprised us. And then secondarily, I was hoping that you could walk through in terms of your sequencing guidance for next year, Francis, in terms of the NovaSeq success that you've had thus far. Of the remaining HiSeq existing customers that haven't converted, can you give a little more color kind of what's baked in, in terms of the new v1.5 launch and how many of those you expect to convert and kind of what's impacted in your guidance?

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Yes. Thanks, Dan. So this is Sam. Hope you're doing well. So let me talk a little bit about the EPS guide of $5.10 to $5.35 for this year. Basically, we're expecting roughly 24% operating margin. So there is an element of OpEx growth in there. And part of that is a onetime also impact related to stock-based compensation that we talked about at JPMorgan when we provided the guide, which is related to 2 plans for -- the '19 and '20 plans that were significantly impacted by the pandemic and that we are modifying the targets on those plans. So that has a onetime catch-up expense in 2021 of approximately $50 million to $55 million, and that's really a significant portion of the OpEx growth. Beyond that, we are continuing to invest behind our platforms, behind our technologies, behind our assays so -- which we are committed to. R&D is a big commitment for us.

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As we look forward, Dan, our goal is to continue to improve in terms of the leverage on our operating margin to get back to traditional operating margin levels that we had back in '19, which were close to 30%. That will take some time to get back to. But that's a commitment that we have, is to continue to drive operating leverage by making sure that we're very actively focused on G&A investments and reducing -- or making sure that those continue to grow beyond the rate of growth in revenues. But then we continue to invest in R&D and, to some extent, commercial as well. But we are committed over the long term to get back into operating leverage. And in fact, in the second half as well of the year, as we get past the pandemic, the second half, we expect to see an improvement in terms of both gross margin and operating margin versus the first half and definitely higher than the full year as well for gross margin and operating margin.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Super. Thanks, Sam. So Dan, now I'll take your question about NovaSeq this year and touch specifically also on the remaining HiSeq customers and how we're thinking about it this year. So I'll start by saying that, look, we're entering this year with a lot of momentum on NovaSeq. The version 1.5 NovaSeq reagents that we released in August really did a nice job in terms of unlocking the elasticity of demand in that high-throughput segment  of the market. And so as we talked about, coming into this year, we're coming off a Q4 where, in our first quarter of selling the version 1.5 reagents, NovaSeq consumables had a record, growing mid-teens year-over-year, so very strong from a consumable perspective.

And we talked about the fact that in Q4, we also had our second-highest order in terms of bookings orders for NovaSeq. And the first highest was when we first launched NovaSeq back in 2017. So both from an instruments perspective and a consumables perspective, we're coming off a really strong Q4, and we're walking into this year with a really strong pipeline and a strong backlog following the orders that came in, in Q4. So as we think about this year then, there are 2 sources of demand we see for NovaSeq. One, and we talked about this in Q4 also, that we're seeing, because of 1.5, really an unlocking of demand from new to high-throughput customers. And if you think about it, in Q4, over half the bookings went to new to high-throughput customers. So again, that new pricing is opening up the market for new customers to come in.

And the other source of demand for NovaSeq coming into this year is the remaining HiSeq customers. And as we pointed out, there are -- of our original HiSeq base, we still have 320 customers that have yet to begin the upgrade cycle. And now with the lower pricing on 1.5, these typically smaller core labs now have a NovaSeq accessible to them. And if you look at the pricing now, all it takes for a HiSeq 2500 customer is for them to run about 4 high-output kits a month, and they can justify the list price of a NovaSeq in a year. In addition, with the 1.5 release, we extended the shelf life of the consumables from 3 months to 6 months, so they don't have to sequence as frequently to justify the upgrade. And then, finally, the new 35-cycle S4 kits also enables counting method now on the NovaSeq, which was important to those labs. So you add all those in, and we're walking into this year with strong momentum on the NovaSeq side, and that's what we expect to drive orders this year. In fact, we're expecting another strong year of NovaSeq orders coming into 2021.

Operator

Your next question is from Tycho Peterson with JPMorgan.

Tycho W. Peterson - JPMorgan Chase & Co, Research Division - Senior Analyst

A couple of quick ones here. On the fourth quarter, was there any consumable stocking? We just hear about from one of your peers last night. And then how much of the record order book was catch-up spending versus, Francis, what you just talked about, the acceleration and adoption driven by the flow cell? And then I'm curious why margins were so soft. You did have the price adjustments, the inventory write-down and stock-based comp, but it seems like maybe there was more there. I'm curious if you're kind of pulling forward any spending.

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And then secondly, shifting to the outlook, it's good to see you're stepping up the first quarter guidance here versus what you gave at our conference. I'm just curious if there was something that changed in your outlook. The original guidance of down 9% to 10%, obviously, didn't really make a ton of sense. So this is more of what I think people had been expecting anyway, but I'm curious what drove that. And then Francis, more broadly, I'm wondering if you can comment on the surveillance opportunity, just how material you think that could be and how much of that you think ends up getting done on short versus long read?

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Yes. So maybe I'll cover a couple of the points that you mentioned upfront, Tycho, and I'll let Francis talk about the surveillance aspect. So I think there's a lot there. So hopefully, I'll capture everything here. But in terms of Q4 stocking, listen, we had a very strong quarter in Q4. We did not see any unusual stocking beyond what you see traditionally at the year-end. I mean there's usually a reset of budgets at the end of Q4, academic budgets at the end of the year. So beyond what we usually see every year, we have not seen any unusual stocking in Q4.

And we validate this by looking at, basically, activity on our sequencers. We look at the activity, the data that we have, looking at all the active sequencers that we have that are connected. And in fact, we saw a strong increase in terms of activity levels in Q4 in terms of clinical, getting back and showing growth pre-pandemic levels and in terms of research now going basically at pre-pandemic levels. So pleased to see that and -- which validates that there wasn't any unusual stocking at the end of Q4.

In terms of gross margin, I think we talked about the drivers, Tycho. I mean we're still impacted by the pandemic. Freight is still a factor for us in Q4. We did have the onetime write-down on certain inventory, which was approximately a percentage point impact negatively on gross margin. And mix was an impact as well in Q4 because we had strong instruments in the quarter as well. So those are the things that impacted margins in Q4. We expect margins to improve in Q1, to progressively improve across 2021 and, in the second half, in fact, to be, as I said earlier, above the full year average and starting to get back to our -- what we call our normal levels of 70% plus -- not quite at 70% but close to that in the second half. So we definitely see that as we start to get out of the constraints driven by the pandemic and which resulted in higher freight and other higher expenses.

With regards to Q1 outlook, we are pleased to be raising our Q1 outlook based on what we're seeing. We're seeing strength in the business. We're seeing strength in activity levels. Again, too early to comment specifically. It's been 4 weeks since the start of the year. But everything that we're seeing in terms of orders is really encouraging. So we are pleased with where the business has started.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Yes. Let me build on Sam's remark. So you're right, Tycho, this is a significant raise for us in terms of what we were expecting for Q1 given what we shared at JPMorgan. And at JPMorgan, what we shared was very typical for our business and other players in our business, which is sequentially, from Q4 to Q1, because of the capital cycle, you expect a decrease in revenue. And that's what we called and we said, look, you should expect us  to be flat to Q1 of last year. But we're seeing a lot more strength even in the first few weeks of the quarter. And that strength is coming from our core business, as Sam said, and we're monitoring both -- not just orders, but we're monitoring activity levels. And exiting Q4 and into Q1, we're seeing strong activity levels both from the clinical side of the business but also on the research side of the business.

And so as we stand here, it's become clear to us that instead of being flat to a year ago, we're going to be up high single digits. And so we're coming pretty close to where we were in Q4. That's unusual in this business, but it really speaks to the strength that we're seeing in terms of orders coming in. Obviously, there's a lot of the year left, and so we're leaving the year guidance intact but, certainly, with strength in Q1.

In terms of surveillance, surveillance is something we've been talking about now for about a year. And the idea is that, in addition to rolling out testing infrastructure to fight this pandemic, you will need surveillance infrastructure to understand how the virus is spreading geographically and how it's mutating. And that information about mutations are essential to understand that the tools we're using to fight the pandemic, the diagnostics, the vaccines, the therapies, will continue to be effective. And really once the outbreak we started to see around Christmas of the B-117 variants in the U.K. and then the South African variant, that started to really get people to realize that we do need the surveillance infrastructure.

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So it didn't contribute much in terms of revenue in Q4, and we've only built in a modest amount in Q1. But you can see the activity, right? You can see the activity in COG-UK. You can see the activity in countries around the world, in France, in Germany, in Italy and Spain and really sort of around the world. And we expect that to continue over the course of this year as countries build out the surveillance infrastructures. And that's going to   be a durable surveillance infrastructure. We're going to need it in the future to warn us of the next pandemic, to warn us of bioterrorist attacks, antimicrobial resistance.

And what's interesting is that Illumina's technology is uniquely well suited for this need. And the reason for that is because we have unmatched accuracy. We can deliver at the highest scale. We can deliver the price point per sample that's necessary. And we also have the first cleared product for our customers to use. And so those things came together. And you'll see that playing out in the numbers, right? So right at the very beginning, we were the sequencer used in Wuhan. And then in Shanghai to publish the first viral genome. It was Illumina sequencing data that was used by the vaccine developers to develop the vaccines, the mRNA vaccines that are being used today. And that was because of the accuracy of the Illumina sequencing.

And now as you look at the large-scale initiatives, COG-UK and some of the other ones, it's Illumina sequencers that's being used because of the scale that we can achieve and the throughput and the turnaround time. And so you look at the numbers of the genomes in NGS, for example, and you will see that the vast majority of the data in NGS , the vast majority of the genomes that have been sequenced have been done on Illumina sequencers. And so very exciting, very important, starting now.

Operator

Your next question is from Doug Schenkel with Cowen.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Let me just rattle through them real quick. On NovaSeq utilization, NovaSeq consumables pull-through on an annualized basis, I believe, was above $1.2 million in the fourth quarter. I believe your expectation for 2021, at least in terms of what's embedded into guidance is $1.1 million to $1.2 million in per box. I'm just wondering what's driving the assumption for slightly lower utilization versus Q4, keeping in mind that there was no abnormal stocking in Q4. There's a couple of things I could think of, maybe it's just early in the year, uncertainty especially as we're coming out of the pandemic. Maybe it's the expectation for a lot more boxes being placed, which can pressure pull-through at least initially on an average basis. And/or it could have something to do with the v1.5 reagent pricing having an impact, so some detail on that assumption would be helpful.

And then the second thing I wanted to talk about was just GRAIL. Do you expect PATHFINDER data in Q1? Is that still the case? When would you expect to initiate registration studies? And can you share anything in terms of progress being made with self-insured employers, closed health    care systems and/or concierge systems?

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

This is Sam. Maybe I'll start with your pull-through question, and then I'll let Francis talk to GRAIL. Yes, I think you hit the nail on the head with the comments that you made around pull-through. I mean we had a very, very, I would say, strong pull-through in Q4 in terms of $1.2 million per instrument. We were back to above pre-pandemic levels, actually at the high end of the guidance range in terms of pre pandemic levels. We do expect with the v1.5 that you will have -- that it will catalyze significant HiSeq conversion with those 320 remaining HiSeq customers, so those will start to also transition to NovaSeq. That has, I would say, a very -- a modest impact on pull-through on the downside, but also you have the large centers that will drive pull-through higher on the upside.

And -- but as you said, we're still in a pandemic year. The first 6 months of the year are expected to still be basically a pandemic reality, so to speak. And at this point, I think it's prudent that the guidance that we have and the expectation that we have is the $1.1 million to $1.2 million range. But very encouraged by what we saw in Q4.

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Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Yes. And if I could add on the GRAIL side. So no new update. So what that means is that GRAIL's on track for its PATHFINDER results, as they said at JPMorgan in their announcement for Q1, and they're on track for a Galleri launch in Q2. We know they are making progress with both health systems and self-insured employers. They haven't announced anything yet. But I know, for example, we are marching down the path at Illumina to make the GRAIL test available to our employees in the second half of this year. And as part of that process, our team has been engaged with other employers that are also in process with them. The big announcement, obviously, from the health system side was the announcement around the NHS, and that's tracking for the pilot to be launched this year. And as a reminder, that's 165,000 tests that they've committed to doing with the intent then, assuming that goes well, to do 1 million tests in 2024 and then do a population-wide rollout.

Operator

Your next question is from Puneet Souda with SVB Leerink.

Puneet Souda - SVB Leerink LLC, Research Division - MD of Life Science Tools & Diagnostics and Senior Research Analyst

20% sequencing consumable growth this year, just trying to understand a little bit in terms of you're pointing out a number of growth drivers here, easy comps, obviously, new chemistry, $600 genome discount that we saw in the fourth quarter. That's obviously driving elasticity of demand here as you would have expected. There is increase in COVID sequencing, COVID variants that's coming in. There's post-pandemic instrumentation buys and cancer patients potentially returning back as they get vaccinated in 2021 here. And MRD and screening, and those trials are ramping up, too. So just wanted to understand sort of -- why the conservatism at 20% given all of that as a backdrop?

And then I also wanted to understand -- well, first of all, I appreciate you providing the road map details in terms of product improvements that you expect. But wondering how should we look at that in light of the customer event that you have coming up here. And then lastly, if I could also touch on MRD. That's been a new focus area for GRAIL. So there are already 2 competitors in the place -- in the market there. So how do you position into that market? And also, how do you -- what's your expectation in terms of those other competitors? Obviously, they're running samples on Illumina sequencers, too. So what's your expectation for the MRD market here, acceleration over the next 1 to 3 years? I appreciate you taking these questions.

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Yes. Thanks, Puneet. Hope you're doing well. So this is Sam. I'll start with the sequencing consumable question, and then I'll let Francis comment on the road map question and the MRD one as well. So we are expecting 20% sequencing consumable growth this year for a number of reasons, there are some very good tailwinds in the business and strength in the core business that drive us to that. As you mentioned, additional market access and coverage for both on the NIPT side, on the genetic disease side, we're seeing definitely growth in the comprehensive genomic profiling on the oncology side, the v1.5 is a great introduction.

The COVID variants part, Puneet, we have not really assumed a significant impact of that in our guide. That's something that we're really encouraged by in terms of the surveillance aspect. We are seeing definitely strength from that. But again, a bit early to really size that for the full year. So that's not significantly included in our guide, I would say. And then, remember, one other thing as well is we're still -- and again, I don't want to sound like a broken record on this, but we're still in a pandemic year, and we still have an expectation here that for the first 6 months of the year that we are in a pandemic. So this -- I would not call this a normal year. But in the second half, we hope to be coming out of the pandemic definitely with the progress that's being made around vaccination rates as well. But all good points that you made. But hopefully, this gives you some additional background.

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Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Yes. So now I will talk about 2 things. I'll talk about the customer event, I'll talk about the road map and I'll talk about the GRAIL MRD test. So we  do have a customer event. It's going to be sort of our first global this year virtual customer event that we will have at the tail end of April. It's shaping up to be a terrific event. And we have some fabulous speakers, and we have tracks for different segments of our customer base. So there'll be a track, for example, on population sequencing where we will convene some of the largest population sequencing initiatives around the world to come together, share best practices and learn from each other. And we'll do the same thing on oncology testing and so on.

I suspect where you were going with that, Puneet, was so are we going to announce anything at the customer event. And I've been on the record of saying I'd love to announce products in front of customers rather than in front of bankers. But obviously, I can't say what we're going to do in terms of product road maps. As a company, we don't preannounce products. What we did announce recently was the P1 flow cell on the NextSeq. We announced ICA, the connected analytics platform at JPMorgan, which is seeing a really nice [addition] (corrected by the company after the call) in population sequencing efforts. And obviously, the v1.5. So you'll just have to stay tuned in terms of what we announced when.

In terms of the GRAIL -- just MRD in general and the GRAIL MRD test. We are very excited about the impact on the patient side from having an MRD test. We think that that will improve life for cancer patients, enable them to catch recurrence earlier. And that's going to be an important market and is a big opportunity. But as you said, there are 2 customers already of ours that have MRD tests. We will support them. We want to make sure they're hugely successful because this is an important segment and a large segment as a genomics application as well. So we'll continue to do everything we can to make sure they're successful.

We're also excited about GRAIL's MRD test. And GRAIL has a little bit of a different take on their approach on MRD. And the difference between what GRAIL is trying to do and what some of the other players are trying to do is that some of the tests that exist in the market today are patient-specific tests. And so the way it works is you do a tumor profile on a particular patient's cancer and you -- based on the tissue sample you take from that patient, and then you create the test for that cancer patient. Then you -- and you run that as a blood test then going forward. So a terrific test, very important, very groundbreaking, but because you're taking a tissue sample and you're building a patient-specific test, it does take some time.

GRAIL is using a different approach. They're basing their MRD test on their screening test, which means it isn't patient specific, that it's the single blood test that they use for screening that they're using for MRD as well. That should significantly compress the time frame in terms of having that test available for a patient and doesn't require a tissue biopsy. And so we think they have a differentiated view in the market, and we're excited about bringing that to the market as well and giving patients the choice. Over the last few weeks, GRAIL announced some important partnerships. So at JPMorgan, we talked about the fact that GRAIL announced partnerships with Amgen, AstraZeneca, Bristol-Myers Squibb as partners for its MRD test, obviously, a terrific set of partners and continues to show good momentum around the development of that test of GRAIL.

Operator

Your next question is from Derik DeBruin with Bank of America.

Derik De Bruin - BofA Securities, Research Division - MD of Equity Research

So 2 questions. So first one I would just want to talk about is, can you talk a little bit about the future expectations for the mid-range instruments for the NextSeq and MiSeq as you look into '21? I appreciate the color on the NovaSeq, but some commentary there would be helpful, particularly, I think on the NextSeq as you're sort of placing more instruments on the 2000 and 1000 side. And then the other side -- the other question is a follow-up on Doug's. Can you talk a little bit on GRAIL in terms of thinking about how you're going to do with sales and marketing plan here and how you're going to address customers? I mean do you need to go out and build or buy a more primary care sales force given where your current business is not exactly targeting that market? I'm just sort of curious in terms of your commercialization plans and how you think about the go-to-market strategy.

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

So maybe I will start with the pull-through question -- and thanks, Derik, by the way -- and Francis can talk about GRAIL. With regards to pull-through on the mid-throughput and low throughput, Derik, so starting with NextSeq, we will not yet give a pull-through expectation for NextSeq. There's a lot of moving parts there, as you know, with regards to NextSeq 2000, the introduction being fairly recently at the end of Q1 of last year, with the NextSeq 1000 coming into the mix as well late in the year. And so those will have an impact on NextSeq 550, and we're still evaluating what the potential pull-through would look like in terms of NextSeq 2000. So it would be premature right now to give a guidance range around what the pull-through expectation is there.

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With regards to low throughput, MiSeq and MiniSeq as well. MiSeq was impacted by the pandemic in 2020. So usually, we give a guidance range   of 40,000 to 45,000 per box on MiSeq. It was impacted by the pandemic in 2020, so it was well below that. And then it started to approach that lower end of the range towards the end of 2020 in terms of the high 30s. So right now, we're expecting somewhere, for MiSeq, close to 35,000 to 40,000 in terms of MiSeq pull-through per box for 2021. With regards to MiniSeq, usually, the range is 20,000 to 25,000, and we are expecting to be on the low end of that range for MiniSeq.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Thanks, Sam. So let me pick up then on the commercialization plan for GRAIL. So let me start by saying that post acquisition, the intent is to run GRAIL as a separate division. So it's going to have its own sort of end-to-end infrastructure. The go-to-market plan for GRAIL, and you started to see glimpses of this, is not going to be to build this big direct-to-physician sales force necessarily. The initial plan for GRAIL is to sell to -- it's a B2B model, right, to sell to health systems, national health systems like the deal they talked about with the NHS, for example, but also integrated health systems in the U.S. to sell to concierge health systems and to sell to self-insured employers. And so that's an enterprise sale, a B2B sale. So similar to what we do at Illumina, obviously, a little bit different, but we also have an enterprise sales force. And so that's the intent with GRAIL going forward.

And while there might be some patient advocacy and some education, I think one of the advantages that GRAIL have relative to some of the tests in the market today is that it's a blood test. And it doesn't require a lot of pushing to get people to be compliant with the test that they have to take home, for example. And so it's a little bit of a different model that they're using. Again, they are using that model today. So they have sort of an IDE from the FDA, and they are returning results to patients in some really top-tier health care systems, like the Cleveland [Clinic] (added by the company after the call) and so on. And so that's the model that they are refining. That's the model that's going to be rolled out at the NHS. And so that's the model we expect to continue going forward.

Operator

Your next question is from Patrick Donnelly with Citi.

Patrick Bernard Donnelly - Citigroup Inc. Exchange Research - Research Analyst

Great. I had a couple just on China. You guys saw the highest instrument revenue in a few years there in the fourth quarter. I think you talked about seeing some more adoption in the hospital side. Can you just provide a bit more color on what you're seeing in that region? Also, it would be great to get an update on the competitive landscape. Have you seen any changes in China in terms of competitive behavior? And then lastly, probably for Sam, just on the guidance, what are you assuming for China in terms of the outlook?

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Yes. So maybe I will start with the last part because it's easy. So we are expecting revenue growth for China that exceeds our overall revenue growth as a company, so I would say slightly above our overall revenue growth. And we're seeing very encouraging things in China as evidenced by the performance in Q4 and the instrument number that you talked about. But I'll let maybe Francis give some additional color.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Yes, so let me pick up on that. So we are, obviously, very bullish in China in the sense that we expect China to grow faster than the overall company in 2021. So what's driving that? A few things. One, we're now starting to see sort of the next wave of adoption in the clinical market in China. And so we're seeing more hospitals embrace sequencing in their own hospital labs. And so that's sort of a wave that started to grow last year and, certainly, sort of picking up as we entered this year. That was part of the reason why this last quarter in Q4 was the highest quarter we've had for instruments since 2017 when we launched NovaSeq. And that was driven partially by hospitals starting to embrace sequencing and sort of bringing it into their labs.

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We are seeing COVID drive some purchasing of sequencing. We talked about the fact that, again, we got called into Wuhan in December 2019. We've been involved since then as part of their pandemic-fighting efforts. That's a part of this business. And again, it's part of a durable surveillance infrastructure that's being built out. And then we continue to be long-term excited about the opportunity in China. And you saw us, for example, announce the partnership with one of the top venture capital firms in China, Sequoia Capital China, to launch a genomic incubator in China, to catalyze the next-generation of exciting genomics applications that leverage Illumina's sequencing technology.

Operator

Your next question is from Sung Ji Nam with BTIG.

Sung Ji Nam - BTIG, LLC, Research Division - Director and Life Science & Diagnostic Tools Analyst

Just a couple of quick ones. One is, just going back to the surveillance opportunity for COVID and other applications in the future, I don't know if it's too early, but would you be able to kind of talk about what that -- the market potential might be going forward? And if not, is this something -- is this an infrastructure that's kind of the scale that the flu surveillance infrastructure might be currently? Or is there a much larger scale kind of effort? And then just second question is, you guys talked about the improvement on the flow cell, the order of magnitude improvement, leading   to roughly 90% of cost savings for the flow cell. What does that translate into in terms of the total all-in cost per genome?

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

So maybe I'll start and talk about the surveillance opportunity. It's too early to size the surveillance opportunity, I think, is sort of the short answer. But in terms of how to think about this, I think it's done right, it's significantly bigger than what we have today with the flu. And obviously, this pandemic was sort of a wake-up moment from so many perspectives. I'll give you one example. We were talking to officials from the U.S. government at some point in sort of late Q1, early Q2, and there was a realization that we have the coronavirus spreading in the U.S. for weeks, and people were dying, maybe months, and we didn't even know that we had it. And that's a huge wake-up call because that's important not just for a coronavirus pandemic but it has implications around surveillance for bioterrorism, for example. And so the wake-up call is to say, look, we need the surveillance infrastructure, and we need a global surveillance infrastructure. It's got to be genomic-based, and it's got to watch for emerging antimicrobial resistance, new pathogens, bioterrorism. The scope of that is significantly bigger than flu tracking that happens today.

The other interesting dynamic that's playing out is this is absolutely a public health infrastructure, essential for public health, absolutely. But it's also a defense infrastructure. And the 2 are funded very differently, right? So public health, as you know, goes from panic to starvation, right? So there's the panic, infrastructure that gets built and then maybe doesn't always get the funding follow-through. Defense is not like that. And so this is going to be a combination of both. It's going to be a public health infrastructure, and it's going to be part of the national defense infrastructure. And so if you think about this long term, it's definitely got a scope that's significantly bigger in terms of thinking than what we do with flu today.

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Yes. And Sung Ji, with regards to the 90% reduction, I mean, Francis introduced some really exciting innovation road map and technology road map items at JPMorgan. And the 90% reduction in terms of cost is really talking about not a product that we have today but really the road map that we have and the technologies that we have today that will become a product that takes us to the $100 genome and below that even in terms of a cost per genome.

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Operator

Your final question is from Tejas Savant with Morgan Stanley.

Tejas Rajeev Savant - Morgan Stanley, Research Division - Equity Analyst

One quick cleanup on COVID surveillance, Francis. On the P1 flow cell, I believe it's shipping in the second half of the year. Is there anything you can do to pull that forward in terms of the launch time line given the focus on surveillance both in the U.S. and abroad and this need for a lower-throughput NextSeq option? And then my second question is on GRAIL. In the past, you sort of alluded to the possibility of potentially some sort of a risk-sharing structure and sort of Illumina being on the hook for -- or other payers being on the hook for a rise in overall diagnostic testing costs following Galleri deployment in order to encourage customers to participate in pilots. Have you sort of like chopped any wood in terms of implementing those sort of arrangements just yet? Or is it still too early?

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Got it. So let me answer the P1 question and then pick up on the sort of, I guess, partnerships. I'll start by saying now you know how I feel, right, in the sense that we have this incredible portfolio of products that our engineering team is building. And just every one of them I wish we could get earlier because when I think about the impact -- and it's 18% of our revenue we spend in R&D and it's a breathtaking set of products that the team is building. They're going as fast as they can to get the product out with the quality they need, especially given the important work that our customers do with our products. So while I'd love to, the reality is we can't pull P1 forward, although I know people really, really want it. And that's true across our entire portfolio. And I think you're right, it will actually have -- it will have really an important role to play even in surveillance.

I think your second question was around the partnerships that we were looking to do with other customers in the oncology diagnostics space that we're looking to get into screening. And we're making progress with those customers. We've signed supply agreements, long-term supply agreements, with some of those customers and continuing dialogue with the remaining customers. And so our commitment is to continue to supply them with the technology they need and make sure that they have all equal access to the technologies that we commercialize going forward. In some cases, those are agreements that are over a decade long. And that's great for our customers. That's great for us, too.

Operator

And there are no further questions at this time. Your closing remarks, please.

Juliet Cunningham - Illumina, Inc. - VP of IR

Yes. Thank you so much, everyone, for the great questions. As a reminder, there is a replay of this call that will be available tomorrow on our website, on the Investor Relations page. We look forward to updating you on our progress after the close of Q1. Take care.

Operator

Ladies and gentlemen, this concludes today's conference call. Thank you for participating. You may now disconnect.

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In connection with the proposed transaction, the Company filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”), which includes a prospectus with respect to the Company’s common stock and contingent value rights to be issued in the proposed transaction and a consent solicitation statement of GRAIL, Inc. (“GRAIL”) in connection with the proposed transaction.  The Registration Statement was declared effective by the SEC on February 9, 2021. The Company may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the consent solicitation statement/prospectus or the Registration Statement or any other document which the Company may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF GRAIL ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH INCLUDES THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the Registration Statement, which includes the consent solicitation statement/prospectus, and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, through the Company’s Investor Relations page (investor.illumina.com) or by writing to Illumina Investor Relations, 5200 Illumina Way, San Diego, CA 92122.

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